Share Exchange Notice

PAMPA ENERGÍA S.A.	PETROBRAS ARGENTINA S.A.

In accordance with Art. 115 of the Bolsas y Mercados Argentinos S.A. (the Argentine Stock Exchange or “BYMA”) Listing Regulations, it is informed that due to the merger by absorption of Pampa Energía S.A. (“Pampa”) with Petrobras Argentina S.A. (“Petrobras Argentina”), Petrobras Energía Internacional S.A. (“PEISA”) and Albares Renovables Argentina S.A. (“Albares” and, along with Pampa, Petrobras Argentina and PEISA, the “Participating Companies”), approved by their respective shareholders meetings held on February 16, 2017, and also having obtained: (i) the pertinent authorizations from the Comisión Nacional de Valores (the Argentine Securities Commission or “CNV”) and BYMA for the registration of the definitive merger agreement (“DMA”) and the capital increase for an amount of 101,873,741 shares of Pampa (the “New Shares”) before the Inspección General de Justicia (the Argentine Public Registry or “IGJ”), and (ii) the authorization for the public offering of the New Shares; the exchange of the shares of Petrobras Argentina for Pampa’s shares shall proceed, excluding the shares of Petrobras Argentina that are owned by Pampa and Petrobras Participaciones S.L. (the “Exchange”). We note that, regarding PEISA and Albares, as informed in the DMA, no exchange of shares shall be made as they are both 100% owned directly and indirectly by Petrobras Argentina.

The shareholders of Petrobras Argentina shall receive 0.5253 ordinary shares of Pampa for each Petrobras Argentina share, with a nominal value of AR$1 each and 1 vote per share (the “Exchange Ratio”).

As a result, the capital stock of Pampa will increase from 1,836,494,690 to 1,938,368,431 increasing by 101,873,741, through the issuance of 101,873,741 ordinary shares with a nominal value of AR$1 and 1 vote per share.

The Exchange will be automatically performed by Caja de Valores S.A. (the Depositary or “CVSA”), domiciled at 25 de Mayo 362, City of Buenos Aires, as from May 18, 2018 and may be credited to the accounts between 10:00 am and 5:00 pm (the “Initial Exchange Date”).

The shareholders that will participate in the Exchange will be those that are registered in the shareholder registry of Petrobras Argentina that is maintained by CVSA on the day before of the Initial Exchange Date.

Moreover, we inform that on May 17, 2018 –i.e., the day before to the Initial Exchange Date- the exchange of all of the Class B shares of Petrobras Argentina, with a nominal value of AR$1 and one vote per share, that are the property of JPMorgan Chase Bank, N.A, for Pampa’s shares will take place, at the Exchange Ratio; in order for JPMorgan Chase Bank, N.A to convert those shares to American Depositary Shares (ADS) and be able to offer in exchange the respective ADS of Pampa to all holders of ADS of Petrobras Argentina as of the Initial Exchange Date.

Any fraction or decimal of the shares resulting from the application of the Exchange Ratio will be paid and automatically credited to the respective shareholders accounts with CVSA on the date and time for the Exchange indicated above. The settlement will be made in cash, in accordance with art. 97, section b) of the BYMA Listing Regulations; at the highest value between: (i) the financial position as it appears in the latest statement of financial position that, in accordance with regulatory timeframe, was submitted to the market on the Initial Exchange Date; and (ii) the share quote.

Finally, it is hereby noted that the settlement of any fraction of shares shall never imply an involuntary loss of shareholder status.

City of Buenos Aires, May 14, 2018.